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18010120

PUBLIC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Atlantic Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FINANCIAL PLAZA, 755 MAIN STREET, 24TH FLOOR

(No. and Street)

HARTFORD	CT	06103
(City)	(State)	(Zip Code)

SEC Mail Processing
NOV 06 2018
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY HARPEL (717) 249-8803

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
NOV 28 2018
Washington, DC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd, Ste 500	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This report contains (check all applicable blanks):

PUBLIC

(X) (a) Facing Page

(X) (b) An Affirmation

(X) (c) Statement of Financial Condition

( ) (d) Statement of Earnings

( ) (e) Statement of Changes in Financial Condition

( ) (f) Statement of Changes in Member's Equity

( ) (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors

( ) (h) Statement of Cash Flows

( ) (i) Statement of Comprehensive Income

( ) (j) Computation on Net Capital Pursuant to Rule 15c3-1

( ) (k) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

( ) (l) Information Relating to the Possession or Control Requirements under Rule 15c3-3

( ) (m) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Exhibit A of Rule 15c3-3

( ) (n) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

( ) (o) A copy of the SIPC Supplemental Report (filed as a separate document)

( ) (p) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

AFFIRMATION

PUBLIC

November 26, 2018

One Financial Plaza
755 Main Street, 24th Floor
Hartford County
Hartford, Connecticut
United States of America

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statement(s) and supporting schedules pertaining to the firm of Global Atlantic Distributors, LLC as of September 30, 2018, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Robert M. Arena
President
Global Atlantic Distributors, LLC

Notary Public
my commission expires: 5/31/19
Subscribed and sworn before me;

This 26th day of November 2018

GLOBAL ATLANTIC DISTRIBUTORS, LLC

Statement of Financial Condition
As of September 30, 2018

PUBLIC

GLOBAL ATLANTIC DISTRIBUTORS, LLC

Statement of Financial Condition

PUBLIC

INDEX

		Page No.
Report of Independent Registered Public Accounting Firm		
Financial Statement		
Statement of Financial Condition		1
Notes to Statement of Financial Condition		
Note 1.	Description of Business	2
Note 2.	Basis of Presentation	2
Note 3.	Significant Accounting Policies	2
Note 4.	Transactions with Related Parties	2
Note 5.	Contingencies	2
Note 6.	Income Taxes	3
Note 7.	Net Capital Requirements	4
Note 8.	Subsequent Events	4

pwc

PUBLIC

Report of Independent Registered Public Accounting Firm

To the Management of Global Atlantic Distributors, LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Global Atlantic Distributors, LLC as of September 30, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 26, 2018

We have served as the Company's auditor since 2013.

GLOBAL ATLANTIC DISTRIBUTORS, LLC

Statement of Financial Condition

PUBLIC

	As of September 30, 2018
Assets	
Cash	$ 13,277,742
Distribution service fees receivable	747,581
Prepaid expenses	64,984
Total assets	$ 14,090,307
Liabilities and member's equity	
Payable to affiliate	$ 6,775,030
Accounts payable and accrued expenses	3,138,759
Income taxes payable	1,113,576
Total liabilities	11,027,365
Member's equity	3,062,942
Total liabilities and member's equity	$ 14,090,307

The accompanying notes are an integral part of this financial statement.

Note 1.
Description of Business

Global Atlantic Distributors, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Global Atlantic (Fin) Company ("FinCo"). The Company and FinCo are both registered in Delaware and belong to the Global Atlantic family of companies.

The Company acts as the principal underwriter and distributor of variable annuities ("VA") insurance products issued by Forethought Life Insurance Company ("FLIC") and Commonwealth Annuity and Life Insurance Company ("CWA"). Both FLIC and CWA are wholly-owned subsidiaries of FinCo. The Company also offers common remitter services to certain retirement plan providers.

Note 2.
Basis of Presentation

The statement of financial condition ("SOFC") is prepared in accordance with accounting principles generally accepted in the United States of America. At September 30, 2018, the Company's SOFC includes a payable account with an affiliated entity. See **Note 4** for additional information.

Note 3.
Significant Accounting Policies

The Company's significant accounting policies include the use of estimates which is discussed below. All other significant accounting policies are included in the following footnotes:

Transactions with Related Parties	Note 4
Contingencies	Note 5
Income Taxes	Note 6
Net Capital Requirements	Note 7
Subsequent Events	Note 8

Use of Estimates
Preparation of the SOFC requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

Cash
The Company maintains a cash deposit in a non-interest bearing account in the ordinary course of business. At September 30, 2018, cash is comprised of an amount held in a third-party financial institution.

Distribution service fees receivable
As the distributor of VA products issued by FLIC and CWA, the Company holds a distribution service fees receivable associated with third-party mutual funds under Rule 12b-1 of the Investment Act of 1940. This receivable is generated from distribution and marketing services rendered on behalf of mutual funds providing investment options for the VA products. The Company's receivable for distribution service fees is supported by individual service agreements established with a select group of mutual fund companies.

Money market securities. The Company had invested its available operating cash in a money market mutual fund ("MMMF"). The MMMF was managed to meet the regulatory rules under the Investment Company Act of 1940, as amended. The Company closed the MMMF in March 2018.

Note 4.
Transactions with Related Parties

The Company participates in a services and expense agreement with FLIC and Global Atlantic Financial Company, a wholly-owned subsidiary of FinCo, by which the Company receives management and administrative support services required to conduct its business, and through which the Company provides underwriting and distribution services to FLIC and CWA.

This services and expense agreement with affiliated companies gives rise to an intercompany payable balance which is settled in cash on a monthly basis. The Company has a netting arrangement ratified in an agreement with FLIC which grants the Company the right to offset its intercompany receivable against its intercompany payable when both of these components are with FLIC. As of September 30, 2018, the Company has a net intercompany payable with FLIC of $6.8 million.

The Company has a tax agreement with another affiliate. See **Note 6** for additional information regarding this matter.

Note 5.
Contingencies

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. As of September 30, 2018, the Company was not named in any pending litigations and therefore did not have a litigation reserve.

PUBLIC

Note 6.

Income Taxes

Tax Legislation

The Tax Cuts and Jobs Act of 2017 ("TCJA") was enacted into U.S. law on December 22, 2017. This law includes a broad range of tax reform changes that will affect U.S. businesses, including changes to corporate tax rates, business deductions and international tax provisions.

In December 2017, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 118 to address the application of U.S. GAAP in situations when a public company does not have necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of TCJA. In January 2018, FASB issued FASB Staff Q&A, Topic 740, no. 1 stating that application of SAB 118 would be considered to be in accordance with US GAAP for private company financial statements. SAB 118 provides guidance under three scenarios: (1) measurement of certain income tax effects is complete; (2) measurement of certain income tax effects can be reasonably estimated; and, (3) measurement of certain income tax effects cannot be reasonably estimated. SAB 118 provides that the measurement period is complete when a company's accounting is complete and in no circumstances should the measurement period extend beyond one year from the enactment date. SAB 118 acknowledges that a company may be able to complete the accounting for some provisions earlier than others. As a result, it may need to apply all three scenarios in determining the accounting for TCJA based on information that is available.

Provision for Taxes

The Company is a party to a written agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is part of a consolidated federal income tax return. The written tax agreement is between the Company and FinCo. In general, the allocation to the Company under the agreement is based on the separately computed liability of the Company with credit provided for losses used by other group members.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company had no deferred tax assets at September 30, 2018. The Company has an income tax liability of $1.1 million at September 30, 2018.

Unrecognized Tax Benefits

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of its provision for taxes. As of September 30, 2018, the Company did not record a liability related to accounting for uncertainty in income taxes.

Since January 3, 2014, the Company is included in FinCo's federal, state and local income tax returns and files separate income tax returns in several state and local jurisdictions. All tax years since January 1, 2014 for the Company, and between January 1, 2011 and December 31, 2015 for Epoch Securities, Inc. ("Epoch"), remain open for examination. For reference, Epoch was an affiliated company which merged with the Company on December 31, 2015. Epoch also had been registered as a broker-dealer and member of FINRA.

Note 7.
Net Capital Requirements

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of September 30, 2018, the Company has regulatory net capital, as defined by Rule 15c3-1, of approximately $2.3 million, which exceeds the amount required by $2.0 million.

As it relates to its common remitter services, the Company is in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Customer funds deposited in the bank account have not been commingled with the proprietary activities of the Company and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007.

Note 8.
Subsequent Events

Management of the Company has performed an evaluation of subsequent events through November 26, 2018, which is the date the SOFC was available to be issued. As such, management has concluded that no subsequent events exist which require disclosure in the SOFC.